January 22, 2013

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-186121)

Dear Ms. Vroman-Lee:

The above-referenced Pre-Effective filing was made on January 22, 2013 (accession number is 0001193125-13-019098). The Pre-Effective was filed to correct a scripter’s error from the Initial filing. Enclosed is a courtesy copy of the XYZ Variable Annuity prospectus and SAI. The XYZ Variable Annuity is essentially the same as the Transamerica Principium III variable annuity except the death benefit and GLWB rider are included (not optional), which is currently under review (accession number is 0001193125-13-012758). Besides including the GMDB and GLWB (not optional), we have made a few additional changes:

•	different contingent deferred surrender charge schedule;
•	different separate account annual expense fees; and
•	different funds.

We have included for your convenience a black-line against the Transamerica Principium III prospectus and SAI.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced XYZ Variable Annuity product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enc.